Press Release – 28th December 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or the “Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Termination of U.S. Reporting Obligations

The Company announces the filing of a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily terminate its reporting obligations under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company expects the termination to take effect no later than ninety days after the filing the Form 15F.  As a result of the filing of the Form 15F, the Company will immediately cease to file certain reports, including Form 40-F, with the SEC. The Company will continue to make publicly available information otherwise provided to its shareholders by posting such information on the investor relations portion of its website at www.crewgold.com.

For more information, please contact our UK Head Office (TEL +44 (0) 1932 268755) or by email to enquiries@crewgold.com. For more information about the Company, additional contact information or to subscribe to future news releases, please visit our website.

Jan A Vestrum

President & CEO

THIS IS NOT AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE DISTRIBUTION OF THIS PRESS RELEASE AND THE OFFER AND SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS PRESS RELEASE SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. NO SECURITIES HAVE BEEN REGISTERED UNDER THE U.S SECURITIES ACT TO BE OFFERED FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED FOR SALE IN THE UNITED STATES ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS.

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as "believes", "anticipates", "continue", "could", "expects", "indicates", "plans", "will", "may", "projects", "would" or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew's actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading "Risks and Uncertainties" in Crew's Annual Information Form dated April 2, 2007, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.